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SEC FILE NUMBER
8-65827

3/30/2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 8 200 187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/12/2002 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Paradigms, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 West Loop South Suite 800
(No. and Street)

Houston (City) Texas (State) 77027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark Blackman 713/622-9111
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JOHN GOOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCIAL PARADIGMS, INC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DIANNA L. MANCUSO
MY COMMISSION EXPIRES
MARCH 13, 2004

x [signature]
Signature

PRESIDENT & CHIEF EXECUTIVE OFF
Title

x Dianna L. Mancuso
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Harper & Pearson Company Certified Public Accountants

Professional Corporation

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Financial Paradigms, Inc.
Houston, Texas

We have audited the accompanying balance sheet of Financial Paradigms, Inc. (an S corporation) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the period from inception (November 12, 2002) through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Paradigms, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the period then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company

Houston, Texas
February 19, 2004

FINANCIAL PARADIGMS, INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	11,836
Accounts receivable		175
TOTAL ASSETS	$	12,011

STOCKHOLDER'S EQUITY

Common stock, $1 par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	$	1,000
Additional Paid-in Capital		19,500
Retained Deficit		(8,489)
TOTAL EQUITY	$	12,011

The accompanying notes are an integral part of the financial statements.

FINANCIAL PARADIGMS, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM INCEPTION (NOVEMBER 12, 2002) THROUGH DECEMBER 31, 2003

Commissions and other	$	16,976
Management and administrative expenses		25,465
Net (loss)	$	(8,489)

The accompanying notes are an integral part of the financial statements.

FINANCIAL PARADIGMS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD FROM INCEPTION (NOVEMBER 12, 2002) THROUGH DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings
Inception (November 12, 2002)	$ -	$ -	$ -
Issuance of common stock	1,000	-	-
Contribution of Additional Paid-in Capital	-	19,500	-
Net loss	-	-	(8,489)
End of period, December 31, 2003	$ 1,000	$ 19,500	$ (8,489)

The accompanying notes are an integral part of the financial statements.

FINANCIAL PARADIGMS, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (NOVEMBER 12,2002) THROUGH DECEMBER 31, 2003

	2003
CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	16,801
Cash paid for management and administrative expenses	(25,465)
Net cash used by operating activities	(8,664)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common stock	1,000
Increase in additional paid-in capital	19,500
Net cash provided by investing activities	20,500
NET INCREASE IN CASH AND CASH EQUIVALENTS	11,836
CASH AND CASH EQUIVALENTS AT INCEPTION	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 11,836
RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES	
Net loss	$ (8,489)
Increase in accounts receivable	(175)
Net cash used by operating activities	$ (8,664)

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – Financial Paradigms, Inc. (an S corporation) ("the Company") is located in Houston, Texas and is a fully-disclosed Securities Broker-Dealer. Consequently, the Company has claimed an exemption from Rule 15c3-3 under section (K)(2)(ii). The Company is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. (NASD). Its principal market is the general public in the Southeastern region of Texas.

Statement Presentation – An unclassified balance sheet is presented in accordance with industry standards.

Revenue Recognition – Commissions are recognized when trades settle and receivable are recorded at that time. Revenues are primarily generated from commissions on sales of mutual funds and variable insurance products.

Income Taxes – No provision has been made for federal income tax, since these taxes are the responsibility of the individual shareholder.

Cash and Cash Equivalents – The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B MANAGEMENT AGREEMENT

The Company has entered into a management agreement with Investec Asset Management Group, Inc. (IAMG), a company related through common ownership, whereby IAMG will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Company.

IAMG will receive a reimbursement from the Company for its allocable share of personnel costs, rent, and general and administrative overhead costs. In addition, the Company will pay 85% of variable insurance product commissions to IAMG. Expenses under this agreement during the period from inception to December 31, 2003 were approximately $900.

NOTE D NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2003 or in the procedures followed in making the periodic computation required. At December 31, 2003 the Company had net capital of $11,836 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was zero. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

NOTE E CREDIT RISK

The Company is engaged in various trading and brokerage activities in which the counter parties primarily include mutual funds, banks, and insurance companies. In the event a counter party does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review as necessary, the credit standings of each counter party.

FINANCIAL PARADIGMS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 12,011
Total capital and allowable subordinated liabilities	12,011
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	(175)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	11,836
Haircuts on securities	-
Net capital	$ 11,836
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (12.5% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 6,836
Ratio: Aggregate indebtedness to net capital	N/A

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2003, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

FINANCIAL PARADIGMS, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See independent auditor's report.